

September 22, 2022

Walter S. Hulse, III
Chief Financial Officer and Treasurer
ONEOK, Inc.
100 West 5th Street
Tulsa, Oklahoma 74103

      Re: ONEOK, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2021
         Response dated September 9, 2022
         File No. 001-13643

Dear Mr. Hulse:

We have reviewed your September 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2022 letter.

Response dated September 9, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1. The disclosures noted in your response to prior comment 3 do not appear to adequately address each element of our prior comment. Please revise to disclose in greater detail the indirect consequences of climate-related regulation or business trends related to increased competition to develop innovative new products that result in lower emissions and increased demand for generation and transmission of energy from alternative energy sources.

2. We note your response to prior comment 6. Please tell us about any purchase or sale of carbon credits or offsets planned for future periods.

Walter S. Hulse, III
ONEOK, Inc.
September 22, 2022
Page 2

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation